SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Subject Company)

MADISON INVESTMENT TRUST SERIES 108, MADISON LIQUIDITY INVESTORS, LLC, AND

MADISON CAPITAL MANAGEMENT, LLC

(Bidders)

SHARES OF COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

949906101

(CUSIP Number of Class of Securities)

Copy to:

Michael Nelson	David A. Sirignano
Madison Capital Management	Morgan, Lewis & Bockius LLP
5619 DTC Parkway, Suite 800	1111 Pennsylvania Avenue, NW
Greenwood Village, CO 80111	Washington, D.C. 20004
Tel: 303 957 2165	Tel: 202.739.5420
Fax: 303 957 2090	Fax: 202.739.3001

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Bidders)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$166,600,000	$6,457.38

*	For purposes of calculating the filing fee only. Assumes the purchase of 23,800,000 Shares at a purchase price equal to $7.00 per Share in cash.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,457.38
Form or Registration Number: SC TO-T
Filing Party: Madison Liquidity Investors, LLC
Date Filed: September 5, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

FIRST AMENDMENT TO TENDER OFFER

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Madison Investment Trust Series 108 (collectively the “Purchaser”) to purchase up to 23,800,000 shares of common stock (the “Shares”) in Piedmont Office Realty Trust, Inc. (the “Corporation”), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO (the “Offer to Purchase”).

The Purchaser has determined that in accordance with Section 13 of the Offer to Purchase, a change has occurred that is materially adverse to the business and prospects of the Corporation and the value of the Shares and has therefore decided to not accept any Shares that are tendered for payment. Therefore, the Purchaser intends to permit the Offer to expire by its terms at 11:59 P.M., Pacific Time, on October 17, 2008, without accepting for purchase any tendered Shares. All tendered Shares will be promptly returned to investors along with all accompanying documentation.

Since September 5, 2008 (the “Offer Date”) the NAREIT Office REIT index, an index of publicly traded office REITs, has declined in market value by over 35%. The Purchaser feels this decline will have a direct impact on the Corporation’s ability to list on a publicly traded exchange in the timeframe currently contemplated by the Corporation. In addition, since the Offer Date lending institutions have significantly limited that amount of available credit, as conditions in the credit markets have deteriorated. This deterioration is evidenced by the increase in LIBOR (the lending rate between financial institutions) of 70% since the Offer Date. The change in the Corporations’s prospect of listing on a national exchange and the negative change in the credit markets that has impacted the extension of credit by financial institutions has resulted in the Purchaser’s decision to not accept any Shares for payment when it expires by its terms at 11:59 P.M., Pacific Time, on October 17, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16th, 2008

Madison Investment Trust Series 108

By:	/s/ John Gordon
John Gordon, Executive Vice President of Manager of filing person

Madison Capital Management, LLC

By:	/s/ John Gordon
John Gordon, Executive Vice President of Manager of filing person

Madison Liquidity Investors, LLC

By:	/s/ John Gordon
John Gordon, Executive Vice President of Manager of filing person